Exhibit 99.5

PRESS RELEASE

TotalEnergies and Valeo partner to innovate battery cooling in electric vehicles and reduce their carbon footprint

Paris, October 20, 2022 – TotalEnergies and Valeo announce that they have signed an agreement to develop an innovative way of cooling electric vehicle batteries using a new, very high-performance dielectric1 fluid. Not only would this innovation improve the way electric vehicles are used, but it would also reduce their carbon footprint.

With current technology, fluids cannot be used to cool the battery from within. But TotalEnergies has developed a new, innovative dielectric coolant that can be in direct contact with battery cells. Valeo will contribute its expertise in the related thermal systems to design and build the best solution to integrate the coolant within the electric vehicle battery pack, thereby optimizing performance by conditioning it at the right temperature.

Research conducted under the agreement will enable Valeo to reduce the weight of the thermal systems used to cool vehicle batteries – greatly improving the overall weight, travel range and carbon footprint of electric vehicles – and improve safety in response to battery fire risk.

To address these needs and respond to other challenges such as comfort and electric powertrain efficiency, Valeo has developed comprehensive, smart, low-carbon thermal management systems adapted to charging intensity and speed. And the collaborative research program with TotalEnergies will enable it to optimize them even further.

“The dielectric fluid developed by TotalEnergies rounds out our TotalEnergies QUARTZ EV Fluid range aimed at electric mobility. It is a unique and innovative solution that aims to contribute to the decarbonization of the electric mobility sector – one of the company's strategic priorities. What's more, the technological advantage our product offers in terms of safety, one of our core values, makes it even more unique” commented Philippe Charleux, Senior Vice President, Lubricants & Specialties at TotalEnergies. “We are very pleased to be partnering with Valeo, with whom we share the same ambitions of accelerating the development of sustainable mobility solutions and achieving carbon neutrality.”

Francisco Moreno, President of Valeo’s Powertrain Systems Business Group, commented: "Helping to reduce the impact of mobility is central to Valeo's strategy. Technologies that contribute to reducing CO2 emissions now account for 60% of Group sales, and Valeo plans to continue expanding its portfolio of solutions that promote low-carbon mobility. This research partnership with TotalEnergies is an opportunity to create an innovative solution that will further accelerate consumer take-up of electric vehicles.”

1 Dielectric materials do not conduct electricity and therefore pose no safety risks.

As well as improving battery thermal management, the program is an opportunity to optimize electric powertrains in all areas where combining dielectric fluid with thermal systems can be beneficial.

* * *

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Valeo

As a technology company and partner to all automakers and new mobility players, Valeo is innovating to make mobility cleaner, safer and smarter. Valeo enjoys technological and industrial leadership in electrification, driving assistance systems, reinvention of the interior experience and lighting. These four areas are vital to the transformation of mobility and will drive the Group’s growth in the coming years. Valeo is listed on the Paris Stock Exchange. Valeo in figures: In 2021, the Group generated sales of 17.3 billion euros and invested 12% of sales in R&D. At December 31, 2021, Valeo had 184 plants, 21 research centers, 43 development centers and 16 distribution platforms, and employed 103,300 people in 31 countries worldwide.

TotalEnergies Contacts

Corporate Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Valeo Contacts

Valeo Media Relations: +33 6 67 88 89 33 | +33 6 81 73 83 41 | press-contact.mailbox@valeo.com

Valeo Investor Relations: +33 1 40 55 37 93 | valeo@relations-investisseurs.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).